Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (866) 665-2702

FOR IMMEDIATE RELEASE – Edmonton, Alberta
TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

Titan Trading Analytics Inc. Proposes to Extend Expiry Date and terms of Convertible Debenture

EDMONTON, ALBERTA - (July 16, 2012) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB:TITAF) (“Titan” or the “Corporation”) is pleased to announce its intention to extend the expiry date and terms of its Convertible Debentures. The Corporation issued 1,293,333 CD Units consisting of a conversion price of $0.15 per common share, and one whole purchase warrant at $0.30 expiring on August 27, 2012. The Corporation is proposing to extend the expiry date of such convertible debentures to August 27, 2014 with an amended conversion price of $0.10 per unit consisting one common share and one whole purchase warrant @ $0.15 per common share. For further information on the original issuance of the convertible debentures, please refer to the press releases of Titan dated August 27, 2010 filed on SEDAR at www.sedar.com.

The extension of the maturity date and the amendments to the debentures is subject to review and acceptance by the TSX Venture Exchange.

About Titan

Titan Trading Analytics Inc. is a premier provider of behavioral trading research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and identifies trade opportunities based on numerous historical patterns, identified by Titan’s Trade Recommendation Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface. Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.

Forward-Looking Statements

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Irene Midgley
780-438-1239
imidgley@titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.